

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 30, 2005

Via U.S. Mail and Fax
James F. Geiger
Chairman, President, and CEO
Cbeyond Communications, Inc.
320 Interstate North Parkway, Suite 300
Atlanta, Georgia 30339

      Re: Cbeyond Communications, Inc.
              Amendment No. 4 to Form S-1
              Filed September 20, 2005
              File No. 333-124971

Dear Mr. Geiger:

      We have reviewed your filing and response letter filed on September 20, 2005 and have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

*   *   *   *

Fourth Amendment to Form S-1

Prospectus Cover Page

1.   We note that you are offering shares of your common stock to "certain of your existing stockholders" and that two members of your board of directors have

indicated an interest in purchasing $3.0 shares of common stock. Please tell us in your response letter how you offered the shares directly to your existing stockholders and when you received the indications of interest. Tell us why this offer to "participating stockholders" is not part of the underwritten offering and why the underwriters' obligations to purchase the public offering shares are conditioned upon the purchase of $3.0 million shares by two of your directors.

Prospectus Summary, page 1

2. We note that you have added a new subsection to the prospectus summary entitled "VoIP Technology and Business Models." The amount of detail in this subsection, combined with the disclosure in the rest of the summary, makes your summary section too long. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise to limit your summary to two or three pages and focus on the most significant aspects about your company and the offering.

Capitalization, page 32

3. We note your reverse stock split occurred on June 30, 2005. The amounts for common stock outstanding and additional paid-in capital in the capitalization table do not agree with your June 30, 2005 balance sheet at page F-3. Please revise your financial statements to reflect this stock split.

Shares Eligible for Future Sale, page 118

4. Please clarify whether the shares being purchased by Messrs. Luttrell and Rothman in the offering are subject to the lockup agreement. In addition, clarify that the shares purchased by Messrs. Luttrell and Rothman would be subject to resale restrictions under Rule 144.

Underwriting, page 120

5. Please disclose why the underwriters' obligations to purchase the public offering shares are conditioned upon the purchase of $3.0 million shares by two of your directors. Disclose this condition to the underwriters' obligations throughout the prospectus where you discuss the offering. In addition, tell us in your response letter why the offering to the public should be considered a "firm commitment" offering in light of this condition.

Note 5 Capitalization, page F-17

6. Disclose how you accounted for the reverse stock split and the date the split occurred.

Note 9 Stock Incentive Plans, page F-23

7. Revise the summary of your Incentive Plan and 2000 Plan, as presented in tabular
    format, to include retroactive treatment for the 1 for 3.88 reverse stock split.

                              *   *   *   *

        Please amend your Form S-1 in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please file on
EDGAR a cover letter with your amendment that keys your responses to our comments
and provides any requested supplemental information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact David Walz, Staff Accountant, at (202) 551-3358 or Terry
French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding
comments on the financial statements and related matters. Please contact Derek
Swanson, Staff Attorney, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202)
551-3810, or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Terry French
                                                For Larry Spirgel
                                                Assistant Director

cc: Joel Trotter, Esq.
        Latham & Watkins LLP
        Via Facsimile: (202) 637-2202